Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES STRONG QUARTERLY OPERATIONAL PERFORMANCE;
COPPER SALES IMPACTED BY VANCOUVER PORT CONGESTION

November 10, 2010, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2010. This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this release are on a 100% basis unless otherwise indicated.

For the three months ending September 30, 2010, Gibraltar produced 25.7 million pounds of copper and 252,000 pounds of molybdenum at total cash costs of US$1.40 per pound. For the nine months ended September 30, 2010, Gibraltar has produced 68.9 million pounds of copper and 665,000 pounds of molybdenum.

Taseko had an operating profit of $17.5 million and earnings before tax and other items of $12.6 million (on a 75% basis) for the three months ended September 30, 2010 and $47.7 million in the year to date, compared to an operating profit of $9.4 million and earnings before tax and other items of $4.7 million (on a 100% basis) for the three months ended September 30, 2009.

Revenue for the quarter was $37.5 million from the sale of Taseko’s 75% share of 11.1 million pounds of copper and 261,000 pounds of molybdenum at an average realized price of US$3.76 per pound for copper and US$15.89 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, “The third quarter results, with respect to production performance of 25.7 million pounds of copper production, costs of US$1.40 per pound and realized copper price of US$3.76 per pound were excellent. Unfortunately, a large shipment of copper concentrate, originally scheduled to load in late September, was delayed until early October due to port congestion in Vancouver. Our revenue recognition policy does not allow us to book revenue until copper concentrate has been loaded on a marine vessel. As a result, approximately 16 million pounds of copper remained in inventory at quarter end.”

Mr. Hallbauer continued, “The third quarter demonstrated the ability of the mine to achieve low cost copper production. Mill throughput was eight percent higher than the second quarter and 19 percent higher than the same period in 2009. A combination of higher tonnage through the concentrator, copper recovery at nearly 90 percent and slightly higher copper head grade resulted in strong copper production and operational results. All modernization projects are effectively complete with the exception of the SAG mill direct feed system, which is expected to be commissioned early in the new year.”

Mr. Hallbauer added, “In November, the Federal Government announced that the Prosperity Project ‘as proposed’ could not be approved. While this is an obvious setback for our Company, its shareholders and the citizens of British Columbia, we believe that the Federal government is prepared to consider an alternative plan. Since we received the decision eight days ago management has initiated discussions with Federal and Provincial officials to learn more about the issues.”

“At this time we are unable to provide definitive details on how the project could be altered as we do not understand the criteria that need to be met. We expect to have more information to provide to everyone in the coming weeks.”

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Gibraltar Mine

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. The following sales and production volumes reflected are on a 100% basis for the Gibraltar Mine.

Three-Month Sales

  Copper in concentrate sales volume in the three months ended September 30, 2010 was 11.1 million pounds compared to 11.8 million pounds of copper in concentrate sold during the three months ended September 30, 2009.

  There were 0.4 million pounds of copper cathode sold in the three months ended September 30, 2010 compared to 0.9 million pounds sold in the three months ended September 30, 2009.

  The average price realized for sales of copper during the period was US$3.76 per pound, compared to US$2.65 per pound realized in the three months ended September 30, 2009. The realized price included adjustments on final invoices related to prior quarters.

  Molybdenum in concentrate sales volume in the three months ended September 30, 2010 was 261,000 pounds compared to 149,000 pounds sold in the three months ended September 30, 2009.

  The average price realized for sales of molybdenum for the three months ended September 30, 2010 was US$15.89 per pound, compared to US$12.37 per pound realized in the three months ended September 30, 2009.

Nine Month Sales

  Copper in concentrate sales volume increased to 52.1 million pounds in the nine months ended September 30, 2010 from the 49.8 million pounds of copper in concentrate sold during the nine months ended September 30, 2009.

  Copper cathode sales decreased in the nine months ended September 30, 2010 to 0.6 million pounds compared from 1.6 million pounds in the nine months ended September 30, 2009.

  The average price realized for sales of copper in the nine months ended September 30, 2010 was US$3.37 per pound, compared to US$2.06 per pound realized in the nine months ended September 30, 2009.

  Molybdenum in concentrate sales volume increased to 664,000 in the nine months ended September 30, 2010 from 595,000 pounds sold in the nine months ended September 30, 2009.

  The average price realized for sales of molybdenum for the nine months ended September 30, 2010 was US$16.29 per pound, compared to US$11.69 per pound realized in the nine months ended September 30, 2009.

Quarter-end Inventory

  Copper concentrate inventory at September 30, 2010 was 16.3 million pounds compared to 3.1 million pounds at June 30, 2010.

  Copper cathode inventory at September 30, 2010 was 0.44 million pounds compared to 0.59 million pounds at June 30, 2010.

  Molybdenum in concentrate inventory at September 30, 2010 was 18,200 pounds compared to 27,000 pounds at June 30, 2010.
300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

The following table is a summary of operating statistics (100%) for the quarter and year to date:

	Three months ended September 30, 2010	Nine months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2009
Total tons mined (millions)[1]	14.0	36.7	8.7	23.5
Tons of ore milled (millions)	3.9	11.1	3.3	9.8
Stripping ratio	2.4	2.3	2.8	1.6
Copper grade (%)	0.358	0.340	0.26	0.32
Molybdenum grade (%Mo)	0.013	0.013	0.011	0.011
Copper recovery (%)	89.4	89.3	79.1	81.7
Molybdenum recovery (%)	24.7	23.9	15.5	25.5
Copper production (millions lb) [2]	25.7	68.9	14.0	53.0
Molybdenum production (thousands lb)	252	665	112	516
Foreign exchange ($C/$US)	1.04	1.04	1.10	1.17
Copper production costs, net of by-product credits , per lb of copper [3]	US$1.19	US$1.33	US$1.56	US$1.08
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.21	US$0.31	US$0.30	US$0.30
Total cash costs of production per lb of copper[4]	US$1.40	US$1.64	US$1.86	US$1.38

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on a three month total and averaged over the quarter.
[4]	See Section 1.15.5.

Total tons mined in 2010 were higher than the corresponding periods in 2009 in order to meet the increased processing capacity of the mill and to operate closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform very well on copper recovery while throughput is steadily increasing toward the targeted 55,000 tons per day level. Copper and molybdenum production for the period was higher than the previous quarters as a result of increased mill throughput, head grade and recovery.

Total cash costs of production for the first nine months of 2010 are higher than the same period 2009 as a result of increased stripping ratio, strengthening Canadian dollar against the US dollar, higher prices for fuel, reagents and grinding media, and increased off property transportation costs in the first and second quarters. Site costs were lower in the current quarter as a result of increased copper production and off-site costs have decreased in the current quarter due to low sales volumes.

Infrastructure and Mining Fleet Upgrades

During the third quarter, the new in-pit primary crusher and conveyor system was operational and had reached full production target rates by the end of the period. This new system reduces the mine’s ore haul distance and the original primary crusher is acting as backup.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

Replacement of the current single-line tailings system with a two line system was also completed at the end of the second quarter and commissioned in the third quarter. Substitution of the natural gas fired concentrate dryer with a filter press was completed and operating by the end of the third quarter of 2010. This equipment reduces operating costs, provides a more stable operating platform, and is able to handle the higher volumes expected as the mill throughput increases.

Construction of the new SAG mill direct feed system is underway and on track for commissioning in the first quarter of fiscal 2011. This feed system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system.

Copper production for the first nine months of 2010 (68.9 million pounds) was 30% higher than the first nine months of 2009 (53 million pounds) as a result of the investments and operational improvements which have occurred at Gibraltar over the past five years. The Company purchased four new 320 ton capacity haul trucks for the mine and a new 495HR Bucyrus shovel was commissioned in October. This new mining equipment will replace older, smaller machinery, thereby increasing productivity and reducing operating and maintenance costs.

Prosperity

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity Gold-Copper Project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the Provincial Government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources on June 17 and is currently before the Provincial Mine Development Review Committee.

The Canadian Environmental Assessment process, in which public hearings were conducted by a three-person Panel (“Federal Panel”) operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project.

On November 2, 2010, the Federal Minister of Environment announced the Prosperity mine project, as proposed, cannot be granted federal authorizations to proceed. Taseko is currently in discussions with both the Federal and Provincial Governments to define the issues and determine solutions so that this mining project can move forward and meet the criteria that the Federal Government deem appropriate.

Taseko will host a conference call on Thursday, November 11, 2010 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.
The conference call will be archived for later playback until November 18, 2010 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 15627511.

For further information contact: Brian Bergot, Investor Relations – 778-373-4545, toll free 877-441-4533.
Russell Hallbauer
President and CEO

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 800-667-2114
www.tasekomines.com